File No. 82-763

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications & Investor Relations
Box 7827
SE-103 97 STOCKHOLM
[redacted] 51 00
81 30

03045345

SCA

Date	22 December 2003
Company	Securities and Exchange Commission
Fax no	+ 1 202-942 96 24
To	Special Counsel/Office of International Corporate Finance
From	Peter Nyquist, Senior VP Communications & Investor Relations
No of pages (inclusive)	2

SUPPL

Re: Svenska Cellulosa Aktiebolaget SCA - Rule 12g3-2 (b) Exemption
File No. 82-763

Dear Sirs,

On behalf of Svenska Cellulosa Aktiebolaget SCA ("SCA"), enclosed please find a copy of today's dated press release, "SCA acquires Dutch packaging company", which is being furnished to you pursuant to Rule 12g3-2 (b) of the Securities Exchange Act of 1934.

PROCESSED
JAN 07 2004
THOMSON FINANCIAL

Please acknowledge receipt of this telefax and the enclosure by date-stamping the enclosed copy of this telefax and returning it to our messenger.

Sincerely yours,

Peter Nyquist / Annette Sporrong

03 DEC 22 7:21

Encl.

dlw 1/5

PRESS RELEASE

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications and Investor Relations
Box 7827, 103 97 Stockholm, Sweden
Tel +46 8 788 51 00, Fax +46 8 678 81 30
www.sca.com

SCA

SCA acquires Dutch packaging company

SCA has acquired Vincor Group, a Dutch packaging company, on a debt-free purchase price of SEK 85 M (EUR 9.45 M). The company reported sales of SEK 148 M in 2002. Vincor has three conversion units in the Netherlands and focuses mainly on short production series within specialty segments of the corrugated packaging market.

Based on the operating surplus for 2002, the EBITDA multiple for the acquisition is 3.9. The acquisition results in a CVA index of 1.6, meaning that the current value of future free cash flow is expected to exceed the purchase price by approximately 60 percent. The acquisition is expected to have a positive effect on SCA's earnings per share during the first 12 months.

Stockholm, 22 December 2003
SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications and Investor Relations

For further information, please contact:
Jan Åström, President and CEO. Phone +46 70 586 07 01.
Peter Nyquist, Senior Vice President Communications and Investor Relations.
Phone +46 70 575 29 06.